Mail Stop 0306

January 27, 2005



VIA U.S. MAIL AND FAX (805) 532-1851

Mr. Kirk A. Waldron
Senior Vice President and Chief Financial Officer
SMTEK International, Inc.
200 Science Drive
Moorpark, California 93021

	Re:	SMTEK International, Inc.
		Form 10-K for the year ended June 25, 2004


Dear Mr. Waldron:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 25, 2004

Item 9A. Controls and Procedures - Page 26

1. We note your disclosure that your "principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in [the] Securities and Exchange Commission rules and forms." Revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2. Tell us and expand your revenue recognition policy in future filings to address the following:

* Explain whether any of your product sales include installation, price protection agreements, or other post shipment obligations, and

* Provide details of whether the revenue arrangements have multiple deliverables and the impact of EITF 00-21.

* Please explain the company`s return policy and how you account for returns.


Note 2. Acquisition of the Assets of Century Electronics
Manufacturing, Inc., page F-13

3. In the summary of the assets acquired and liabilities assumed in the acquisition you include approximately $500,000 of liabilities assumed. We are confused since the first paragraph of that same footnote specifically states you did not assume any liabilities in the transaction. Please clarify.

4. We also noted you state the aggregate purchase price is $3.2 million. Please tell us how this compares to the purchase price of $916,000 as listed in the table?

5. Lastly, we noted that you purchased certain equipment and machinery for approximately $1.4 million and inventory for approximately $900,000 for a total of $2.3 million. However, in the table presented the assets acquired total approximately $1.4 million.
Please reconcile.

Note 5. Restructuring Costs, page F-16

6. Supplementally provide us with a description of your exit activity, including the facts and circumstances leading to the restructuring and the expected completion date. Disclose such information until the period in which the activity is complete, see paragraph 20 of SFAS 146. In addition, we noted your statement, "As previously noted, the (Poway) facility is currently vacant," included in the Risk Factors. How does this impact management`s estimate of the restructuring costs and the expected completion date given the fact that an accrual of only $590,000 remains?



*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief
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Mr. Kirk A. Waldron
SMTEK International, Inc.
January 27, 2005
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